GCA SAVVIAN ADVISORS, LLC

Notes to Financial Statements
December 31, 2015

(1) Organization and Operations

GCA Savvian Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Savvian Corporation (GCAS Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was originally licensed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 5, all of the Company's revenues are derived in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of securities received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCAS Corp.; and the allocation of compensation benefits and other expenses incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) *Revenue Recognition*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Monthly

Retainer Fees are recognized monthly as services are provided. Transactional Fees are recognized as revenue when the related transaction is completed and fees are earned. Fund placement fees are recognized as earned upon the acceptance by a fund of capital or capital commitments.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

The Company recognizes direct reimbursements of client related expenses related to its investment banking services as a reduction in Other general and administrative expenses. Net direct expenses related to client reimbursable expenses of $855,047 are included in the Other general and administrative expense category on the Statement of Income.

For the year ended December 31, 2015, 13%, or $5,500,000, of the revenue was from one client.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase.

The Company places its cash with a well established financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2015, $19,894,745 of cash held at First Republic Bank was in excess of the FDIC limit of $250,000.

The Company utilizes the guidance in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company's fair value measurements utilize quoted prices in active markets for all cash equivalents and, therefore, are valued at "Level 1" in the fair value hierarchy, as defined by ASC 820.

(e) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Historically, the Company's credit losses have not been significant. Allowances for doubtful accounts are generally based on specifically identifying accounts that are past due that are deemed by management to not likely be collectible. Allowance for doubtful accounts was $5,747 at December 31, 2015.

GCA SAVVIAN ADVISORS, LLC

Notes to Financial Statements
December 31, 2015

(f) *Fair Value of Financial Instruments*

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. These tiers are as follows: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than the quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as significant unobservable inputs (entity developed assumption) in which little or no market data exists.

(g) *Income Taxes*

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc.

The Company follows the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which it is required to file income tax returns, as well as for all open tax years in these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded as of December 31, 2015.

(h) *Advertising and Promotion Costs*

The Company expenses advertising and promotion costs as incurred. Advertising and promotion costs were $47,255 for the year ended December 31, 2015, and are included in marketing and business development expenses in the accompanying financial statements.

(i) *Investment and fair value measurements*

At December 31, 2015, the Company's investment consists of an investment in 127,551 common shares of Violin Memory, Inc. (NYSE: VMEM). The Company reports changes in fair value of marketable securities through current period earnings due to specialized accounting practices related to broker-dealers in securities.

The fair value of the investment at December 31, 2015 is determined as Level 1 in the Fair Value hierarchy established by ASC 820, and is based on quoted prices in active markets for identical assets.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2015, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2015 is as follows:

	Current	Deferred	Total
Federal	$ 2,636,130	$ (307,005)	$ 2,329,125
State	574,554	(43,338)	531,216
	$ 3,210,684	$ (350,343)	$ 2,860,341

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to the deferred tax assets as of December 31, 2015 are the California income taxes, accrued compensation, deferred rent and accrued vacation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2015, management has not recorded any valuation allowance on existing deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Intercompany Services Agreement. Specifically, the Company recognized $123,348 of other general and administrative expenses, $3,127,229 of office and equipment lease expenses, and $984,909 of compensation and benefits expenses in 2015 for costs incurred by GCA Savvian, LLC on behalf of the Company.

The Company increased its Compensation and benefits expense by $1,737,267 related to net compensation paid by its sister company, GCA Savvian, LLC, for the benefit of the Company related to employees that are paid by GCA Savvian, LLC who perform work for the Company. In addition, the Company recorded $2,860,341 of income tax provision incurred by GCA Savvian, Inc. for federal, state, and local income taxes. The amount represents the Company's portion of income tax expense incurred by GCA Savvian, Inc. The Company made cash distributions to GCA Savvian, Inc. to fund the payment of income taxes owed by GCA Savvian, Inc.

In addition, the Company and GCAS Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $1,006,764 of reimbursements from GCAS Corp. in 2015 in other general and administrative expenses. The Company and GCAS Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology. During 2015, the Company recognized $5,024,458 of revenue from cross-border transactions initiated by GCAS Corp. (included in investment banking and transaction fees on the accompanying Statement of Income), and allocated $75,000 of revenue to GCAS Corp. for cross-border transactions initiated by the Company (included in expenses on the accompanying Statement of Income).

As of December 31, 2015, the Company had receivables from GCAS Corp of $1,006,764. The Company had outstanding payables at December 31, 2015 of $438,853 to GCA Savvian, LLC.

(6) Commitments and Contingencies

(a) *Leases*

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2026. The Company incurred $2,544,849 of office facility lease expense and $705,606 of equipment and furniture lease expense during 2015 consisting primarily of reimbursements to GCA Savvian, LLC under the Intercompany Services Agreement.

The office facility leases for the San Francisco, CA and New York, NY, offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under lease obligations for office facilities for years ending after December 31, 2015 are as follows:

December 31,	facilities
2016	$ 1,575,032
2017	3,141,997
2018	3,178,572
2019	3,215,878
2020	3,253,931
Thereafter	15,816,064
	$ 30,181,474

(b) Legal Matters

The Company is not aware of any material pending or threatened litigation as of December 31, 2015.

(c) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $9,615,627, which was $8,914,803 in excess of its net capital requirement of $700,824. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1 as of December 31, 2015.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(7) Subsequent Events

The Company has evaluated subsequent events through February 19, 2016, the date the accompanying financial statements were available to be issued, and has determined there are no matters requiring disclosure.